

Mail Stop 3720

December 14, 2015

Mr. Shi-bin Xie
Chief Executive Officer
SGOCO Group Ltd.
12/F, Tower Bldg #3
China Academy of Science & Technology Development
Gaoxin South Ave. 1
Nanshan District
ShenZhen, China

> **Re: SGOCO Group Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed May 15, 2015**
> **File No. 1-35016**

Dear Mr. Xie:

We issued comments to you on the above captioned filing on November 10, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 30, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications